Exhibit (a)(10)

    SNAP-ON INCORPORATED ANNOUNCES CLOSING OF TENDER OFFER FOR SHARES
                         OF HEIN-WERNER CORPORATION


 Kenosha, Wisconsin: June 2, 1998 - Snap-on Incorporated announced today that its tender offer for all outstanding common shares of Hein-Werner Corporation (ASE:HNW) at $12.60 per share in cash expired on Monday, June 1, 1998, at midnight, EDT, and that such shares have been accepted for payment. Snap-on stated that approximately 2.7 million common shares of Hein-Werner were tendered pursuant to the offer, which shares represent approximately 93% of the total outstanding shares. Hein-Werner announced today that it will hold a special shareholders' meeting in July, 1998 for the purpose of approving and adopting the merger of a subsidiary of Snap-on with and into Hein-Werner, resulting in Hein-Werner becoming an indirect wholly-owned subsidiary of Snap-on. The affirmative vote of at least 662/3 percent of the voting power of the outstanding shares of Hein-Werner will be necessary to approve the merger. As a result of the consummation of the tender offer, however, Snap-on owns and has the right to vote a sufficient number of shares to approve and adopt the merger without the affirmative vote of any other shareholder, thereby assuring such approval and adoption. Pursuant to the terms of such merger, any Hein-Werner shares not acquired in the tender offer will be exchanged for $12.60 per share in cash. Snap-on Incorporated (NYSE:SNA) is a $1.7 billion leading global developer, manufacturer and distributor of tool and equipment solutions for professional technicians, motor service shop owners, specialty repair centers, original equipment manufacturers, and industrial tool users worldwide. Product lines include hand and power tools, diagnostics and shop equipment, tool storage products, diagnostic software, and other solutions for the automotive service industry.

 Contact: Snap-on Incorporated
          Media contact:
          Richard Secor, 414/656-5561
          Investor relations contact:
          Lynn McHugh, 414/656-6488
          URL: www.snapon.com